                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ________________

                                  SCHEDULE TO/A

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 9)
                                (Final Amendment)

               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
________________________________________________________________________________
                       (Name of Subject Company (Issuer))

              AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC. - OFFEROR
              APARTMENT INVESTMENT AND MANAGEMENT COMPANY - OFFEROR
                            AIMCO-GP, INC. - OFFEROR
                        AIMCO PROPERTIES, L.P. - OFFEROR
________________________________________________________________________________
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
________________________________________________________________________________
                         (Title of Class of Securities)

                                      NONE
________________________________________________________________________________
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
________________________________________________________________________________
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

   Transaction Valuation*                               Amount of Filing Fee**
 __________________________                           __________________________
        $2,688,591                                            $217.51

* For purposes of calculating the fee only.
** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   _____________      Filing Party:   ______________

     Form or Registration No.: _____________      Date Filed:    _______________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.    [ ]     going-private transaction subject to Rule 13e-3.

[ ]  issuer tender offer subject to Rule 13e-4.         [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[X]

                             TENDER OFFER STATEMENT

         This is the Final Amendment to the Tender Offer Statement on Schedule TO filed by AIMCO/Bethesda Holdings Acquisitions, Inc., a Delaware corporation ("AIMCO/Bethesda"), in connection with its tender offer to purchase outstanding units of limited partnership interest of Oxford Residential Properties I Limited Partnership, a Maryland limited partnership, at a price of $271.00 per unit in cash, subject to the conditions set forth in the amended and restated Offer to Purchase, dated December 16, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York City time, on April 9, 2004, the offer expired pursuant to its terms. A total of 155 units, representing approximately 0.66% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO/Bethesda has accepted for payment all of the units at a price of $271.00 per unit.

         Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by AIMCO/Bethesda reported that 425 units, representing approximately 1.80% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2004

                                      AIMCO PROPERTIES, L.P.

                                      By:  /s/ Martha L. Long
                                           -------------------------------------
                                            Senior Vice President

                                      AIMCO/BETHESDA HOLDINGS
                                      ACQUISITIONS, INC.

                                      AIMCO-GP, INC.

                                      APARTMENT INVESTMENT AND
                                      MANAGEMENT COMPANY

                                      By:  /s/ Martha L. Long
                                           -------------------------------------
                                            Senior Vice President of each of the
                                            foregoing entities